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                           October 26, 2023

       Le Thi Thu Thuy
       Chief Executive Officer
       VinFast Auto Ltd.
       Dinh Vu     Cat Hai Economic Zone
       Cat Hai Islands, Cat Hai Town, Cat Hai District
       Hai Phong City, Vietnam

                                                        Re: VinFast Auto Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed October 23,
2023
                                                            File No. 333-275133

       Dear Le Thi Thu Thuy:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Patrick
Fullem at (202) 551-8337 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Stacey Wong